SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

BIOENVISION, INC.

(Name of Subject Company)

BIOENVISION, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

AND

SERIES A CONVERTIBLE PARTICIPATING PREFERRED STOCK,

PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

Common Stock - 09059N100

Preferred Stock - None

(CUSIP Number of Class of Securities)

David P. Luci

345 Park Avenue, 41st Floor

New York, New York 10154

(212) 750-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Christopher J. Denn, Esq.

James R. Kasinger, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

☒             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a transcript of a conference call conducted by Bioenvision, Inc. on May 29, 2007.  The call was accessible to the public via a webcast.

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FINAL TRANSCRIPT

Thomson StreetEvents℠

Conference Call Transcript

GENZ - Genzyme Corporation Acquisition Conference Call

Event Date/Time: May. 29. 2007 / 10:00AM ET

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CORPORATE PARTICIPANTS

Sally Curley

Genzyme Corporation - IR

Duke Collier

Genzyme Corporation - EVP

Henri Termeer

Genzyme Corporation - Chairman

Mark Enyedy

Genzyme Corporation - General Manager, Oncology

Chris Wood

Bioenvision, Inc. - Chairman and CEO

Hugh Griffith

Bioenvision, Inc. - COO

Jim Scibetta

Bioenvision, Inc. - CFO

Dave Luci

Bioenvision, Inc. - EVP, General Counsel and Secretary

Mike Wyzga

Genzyme Corporation - CFO

CONFERENCE CALL PARTICIPANTS

Mark Schoenebaum

Bear Stearns - Analyst

Geoff Meacham

JPMorgan - Analyst

Richard Smith

JPMorgan - Analyst

Aaron Reames

A.G. Edwards - Analyst

Sivana Vantage

UBS - Analyst

Jim Reddoch

FBR - Analyst

Ling Wang

Rodman & Renshaw - Analyst

Chris Raymond

Robert W. Baird & Company - Analyst

Alan Kessler

 Ardmon Capital - Analyst

PRESENTATION

Operator

Hello and thank you for standing by. All lines will be in listen-only until the question-and-answer portion. (OPERATOR INSTRUCTIONS). Today’s call is being recorded. If you have any objections, you may disconnect at this time. And I would like to introduce your host, Sally Curley. Ma’am, please begin.

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Sally Curley  — Genzyme Corporation — VP,  IR

Thank you and welcome to today’s conference call. Both Genzyme and Bioenvision will be making forward-looking statements on this call, including statements regarding the structure and timing of the tender offer; the potential benefits of the anticipated transaction; the extent to which the acquisition advances Genzyme’s oncology businesses; expectations regarding the timing of and announcement of data from clinical trials from clofarabine; estimates of the potential markets and indications for clofarabine; and the expected impact of the anticipated transaction on Genzyme’s earnings and expected dilutive accretive effect.

These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. We would refer you to sections entitled Risk Factors on both Genzyme and Bioenvision’s 10-Qs dated March 31, 2007, on file with the Securities and Exchange Commission.

If during this call we use any non-GAAP financial measure, you will find on our website at Genzyme.com reconciliation to the most directly comparable GAAP financial measure.

I’d now like to introduce Duke Collier, the Executive Vice President of Genzyme.  Duke?

Duke Collier  — Genzyme Corporation - EVP

Thank you, Sally. I might start by introducing people who are on the call with us. Here in the room with me are Henri Termeer, our Chairman; Mike Wyzga, our Chief Financial Officer; Mark Enyedy, who is the General Manager of our oncology business. On the line from New York are Chris Wood, who is the Chairman and CEO of Bioenvision; David Luci, who is the Executive Vice President, General Counsel and Secretary of Bioenvision; Hugh Griffith, who is the Chief Operating Officer of Bioenvision; and Jim Scibetta, who is the Chief Financial Officer of Bioenvision.

I think the way we will do this this morning is I will turn this to Henri for a few introductory remarks. I think he will then turn to Mark Enyedy for a little bit more color on the transaction, and then we will go to Chris Wood and his team to comment on the transaction from the Bioenvision perspective. Then we will go to questions and stay on the call, if we need it, as much as an hour. So with that, Henri?

Henri Termeer  — Genzyme Corporation - Chairman and CEO

Thanks very much, Duke, and thank you to everybody for participating this morning. This is an important moment for us. It is a very strategic moment and it puts Clolar, clofarabine, into a very material position for the Company. We project for this product that, at peak sales of around $600 million over time, and we were, of course, very much engaged in this program now for a number of years, ever since the acquisition of ILEX. We got approval for the pediatric indication in the United States, and we started a number of different trials that Mark will talk about some more. But it was very difficult to operate what essentially is a global world, a global program, through two different programs, through Bioenvision and Genzyme, and to really get the kind of efficiencies and the kind of results in terms of the regulatory filings and the regulatory background of the whole program and the market development activities to be efficient.

So, putting these programs on a global basis together is exceptionally efficient. It really allows us to utilize the global ness of Genzyme, which you have all become familiar with in terms of our penetration of the markets and the creation of many markets in the rare genetic disease field, and it allows us to really get to the full potential of this program. And most importantly, it allows us to reach the patients that have very, very tough cancer situations that can benefit from clofarabine over time.

We must develop the data.  We must develop the data in a very solid way and do it right so that we have a global representation of the findings on the labels throughout the world that is consistent and that people can understand, and this transaction allows us to do so. We are enormously enthusiastic about this. This is the first step for us to develop a global organization in oncology. This is a step that we know because we have involved with this product for a long time and we have a very high level of confidence that we can get to what we believe is a very material peak sales level for the program from an economic point of view.

So with those comments, let me hand over to Mark to give us some more detail about clofarabine.

Mark Enyedy  — Genzyme Corporation - General Manager, Oncology

Thanks Henri. As Henri mentioned, international markets are a very important source of growth in oncology. These markets have grown at an annual rate of over 25% over the last five years and over 40% over the last two years. Six out of the 10 leading products today in oncology generate somewhere between 40% and 60% of their revenue from outside the United States.

So as we think about building an oncology business for Genzyme, it is essential that we participate in these dynamic markets, and this acquisition in clofarabine will provide us with access in what we see is a very highly leveraged manner, both from a development perspective as well as in commercialization.

As Henri mentioned, we understand this product quite well. We see a very promising product profile emerging from our own data, as well as the data that has been generated by Bioenvision, and what we see is consistently higher response rates in our target markets, in particular adult AML and myelodysplastic syndromes, over the existing approved therapies, as well as a number of those in development, both as a single agent as well as in combination therapy.

So as we look to expand the label into newer and larger markets, we are proceeding with a reasonably high degree of confidence. Genzyme and Bioenvision have pursued complementary development efforts up to this point to address in particular adult AML, and by bringing these

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initiatives together, I think we can create significantly more robust data packages that will support the regulatory approvals and what we hope will be broader labels addressing multiple patient populations. In addition, being able to access larger patient populations on a global basis will allow us to accelerate both our current and planned initiatives.

So very much an enhanced picture on the development side, and that will be matched on the commercial side. It is early days, but as we reported in the first quarter, we are seeing significant momentum with Clolar in the marketplace. Our Q1 revenue was more than double our revenue from the first quarter of 2006, and that growth is being driven by awareness, awareness coming from focused sales and marketing efforts, from clinical trial initiatives, as well as quality publications.

And as we look at Europe and the rest of the world, the U.S. is a bit ahead, having obtained an earlier approval there. And so what we will be looking to do with this acquisition is leverage our very significant commercial and reimbursement expertise to accelerate market introduction for the product. Genzyme currently operates in more than 70 countries around the world, and we have a very significant presence in the hematology/oncology space, generating today over a half a billion dollars in revenue from the hematology/oncology call point.

And so we will be looking to lever that presence, particularly to enter markets in Eastern Europe, Latin America and Asia-Pacific, and again looking to drive this to peak sales in about a 10-year period of around $600 million, with the majority of that coming from outside the United States.

So we really see this very much as a strong fit for us, both strategically, financially and operationally, and most importantly, this is going to allow us to position us to make this important therapy available on a global basis to a patient population that is very much in need and new therapeutic options.

Duke Collier  — Genzyme Corporation - EVP

Thanks, Mark. At this point, let me ask Chris Wood to make what comments he would on the proposed transaction. Chris?

Chris Wood  — Bioenvision, Inc. - Chairman and CEO

Thank you, Duke. It is a real pleasure to be on this call with Genzyme today to announce what is a very exciting transaction. As was discussed in the press release, the terms of this all-cash transaction represent approximately a 50% premium to the last 20-trading-day average. The Bioenvision Board of Directors are unanimous in their support of this agreement, and on their behalf, I want to state that we believe this transaction is in the best interest of all parties, including shareholders, employees and ultimately the clinicians and patients we serve with clofarabine.

The potential to leverage the tremendous skills and capabilities of Genzyme and to take our combined development program for clofarabine to the next level is very exciting and is an opportunity to which we are totally committed. This is truly an exciting day for Bioenvision.

I want to take a moment to personally thank the entire Bioenvision team for their passion and their total commitment to the development of clofarabine and the successful European launch of the product. This is success has enabled us to achieve this transaction today. I would also like to acknowledge UBS Securities, LLC, who acted as the exclusive financial advisor to Bioenvision on this transaction.

One of the many reasons this agreement is so attractive to us is because of our history of working with Genzyme on clofarabine.  Together, we have developed this important medicine, clofarabine, to treat patients suffering from a variety of very serious forms of cancer. We know that Genzyme is deeply committed to furthering the clinical development of clofarabine and making it available to patients around the world. We also know that Genzyme has the resources and expertise to maximize the therapeutic potential of clofarabine on a global basis, and we look forward to seeing that potential fully realized.

As is customary, we will be filing detailed information regarding the transaction with the SEC in the next several days and we will update the market accordingly. But in summary, let me reiterate how truly pleased I am to announce this transaction and to again express my thanks to shareholders, employees and the Board for their ongoing support of Bioenvision. This is really a momentous day for all of us. Thank you very much. Now I would like to turn the call back to Duke.

Duke Collier  — Genzyme Corporation - EVP

Thank you, Chris. I appreciate the good words. Obviously, the enthusiasm is shared on both ends. Operator, at this point, why don’t we open the lines for questions and see where we go from there, okay?

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QUESTION AND ANSWER

Operator

Mark Schoenebaum, Bear Stearns.

Mark Schoenebaum  — Bear Stearns - Analyst

I’m not sure what the limit on questions is, so I will only ask six. I’m just kidding. Can I ask about the accretion dilution, Henri? You obviously made an announcement around the share buyback program today, so it is a little confusing, because if I run the numbers and I look at the share buyback program and make some assumptions about that, I think combined with the dilution that you’ve guided to for Bioenvision, it looks to me like net-net, if you look at both of those combined, they should pretty much wash each other out. So number one, can you comment on that? And then number two —

Sally Curley  — Genzyme Corporation - IR

Mark?

Operator

One moment, please. I’ll check his line.

Mark Schoenebaum  — Bear Stearns - Analyst

Can you hear me?

Henri Termeer  — Genzyme Corporation - Chairman

Yes, now we can hear you again.

Mark Schoenebaum  — Bear Stearns - Analyst

Okay, just the accretion dilution, if you combine it with the stock buyback?

Henri Termeer  — Genzyme Corporation - Chairman

Yes, we only commented here on the specific effect of this program, and the specific effect of this program for the remainder of the year, approximately $0.06 dilutive, and it is very marginal for next year. We don’t provide the new guidance for the corporation. We don’t try to incorporate the stock repurchase program into this picture. We’re just talking about this program that is still losing money this year and will be losing a little bit of money next year and will become a really accretive contributor in ‘09.

So we have not tried to balance one against the other. It is very much on the margin, what we’re talking about here, but it is what it is, and we need to invest in this program for the remainder of the year, as we indicated about $0.06, but the Company is in a dynamic situation, including the stock buyback program.

Mark Schoenebaum  — Bear Stearns - Analyst

May I ask another?

Henri Termeer  — Genzyme Corporation - Chairman

Yes, you can.

Mark Schoenebaum  — Bear Stearns - Analyst

Okay, then I will just ask one more. Maybe for the Bioenvision folks, what kind of infrastructure, commercial infrastructure, currently exists at Bioenvision? How many people are detailing Clolar, etc.? Can you try to help us understand what that infrastructure currently looks like at Bioenvision? Thanks.

Hugh Griffith  — Bioenvision, Inc. - COO

Yes, thank you. This is Hugh Griffith, Chief Operating Officer of Bioenvision. We have a dedicated specialist oncology sales force in the UK of seven people, employees who have been very successful with both Modrenal and also clofarabine in the UK. And we also have a relationship with a CSO, Innovex, whereby there are an additional 30 dedicated specialist oncology medical science liaison managers, or essentially sales representatives, who are also focused purely on clofarabine commercial potential and revenue. So that is really the structure.

Mark Schoenebaum  — Bear Stearns - Analyst

What have revenues been in the last year?

Duke Collier  — Genzyme Corporation - EVP

Jim?

Jim Scibetta  — Bioenvision, Inc. - CFO

We have done $9.3 million of clofarabine product sales in Europe.

Mark Schoenebaum  — Bear Stearns - Analyst

Year to date?

Jim Scibetta  — Bioenvision, Inc. - CFO

Year to date. We’re in a June 30 fiscal year, so that is over a nine-month period.

Operator

Geoff Meacham, JPMorgan.

Geoff Meacham  — JPMorgan - Analyst

A question for you on the EMEA filing for clofarabine in adult patients. One, have you guys received questions back from the authorities, and two, what is your bias to using the AML16 trial to support the application?

Duke Collier  — Genzyme Corporation - EVP

Chris, do you want to speak to that?

Chris Wood  — Bioenvision, Inc. - Chairman and CEO

Absolutely. The regulatory process is well underway. We have received the 90-day responses back from the — the assessment report from the CHMP — very much in line with what we’ve told the Street to date, and the process will continue in very much the same way. So what we have been — the information we’ve given to the Street remains the same.

Geoff Meacham  — JPMorgan - Analyst

Okay, and just a follow-up to that. Is there anything from cloretazine from that trial in relapsed acute AML that could be an indicator for the clofarabine ultimately — what are the risk factors associated with the European filing, if you can just help us out with that? Thanks.

Duke Collier  — Genzyme Corporation - EVP

Mark, maybe you could speak to that.

Mark Enyedy  — Genzyme Corporation - General Manager, Oncology

These are two very different agents. Cloretazine is an alkylating agent, and clofarabine is an antimetabolite, and they have very different product profiles. And so our understanding, based on the publicly available information from Vion, is that there were safety issues that were surfaced in their independent data safety monitoring board that called into question the risk-benefit that they see with that product. Clofarabine has a very different safety profile, and we have been very encouraged to date with respect to the overall clinical profile of the product, both in terms of balancing efficacy against tolerability. And we see Clo as a very tolerable agent and, in fact, are pursuing it in those patients who are unlikely to benefit from intensive chemotherapy. So I think we’re encouraged by our profile, and I think that is driven by the fact that we’re dealing with different classes of agents here.

Operator

Richard Smith, JPMorgan.

Richard Smith  — JPMorgan - Analyst

A question for Bioenvision — maybe could you tell us if the EMEA asked for any additional data, such as the AML16 study? And just a quick second one — is there a breakup fee?

Chris Wood  — Bioenvision, Inc. - Chairman and CEO

Let me answer the EMEA question. The CHMP assessment report is very much in line with what we have — the information we have given publicly, and we are working to respond to that in a very expeditious way. There is nothing that was unexpected in that response.

Richard Smith  — JPMorgan - Analyst

And given that, did you assume previously that you needed to provide the AML16 data in the filing?

Chris Wood  — Bioenvision, Inc. - Chairman and CEO

The AML16 data, along with the trials that Genzyme are conducting, will all be important information to support the filing, both in a pre-approval and a post-approval commitment way.

Jim Scibetta  — Bioenvision, Inc. - CFO

With regard to the breakup fee, we just refer you to the full text of our merger agreement and 8-K, which will be on file, we expect, later today.

Operator

Aaron Reames, A.G. Edwards.

Aaron Reames  — A.G. Edwards - Analyst

First of all, for Bioenvision, I was wondering if you could remind us of the future payments due to Southern Research Institute? I know there were some changes recently announced, so I was wondering if you could walk us through milestones and then general royalty schematics?

Dave Luci  — Bioenvision, Inc. - EVP, General Counsel and Secretary

Sure. This is Dave Luci from Bioenvision. The new arrangements with Southern Research Institute, again, and we make these comments subject to your read of the actual Second Amendment, which we filed late last week, but they include one-time milestone payments over time based on annual net sales or cumulative annual net sales over time, which are $105 million in total milestones over the life of the license, and that replaces profit-sharing provisions, which have been the historical standard. And our royalties, which we have reiterated from the First Amendment, are the same as they had been prior to signing of the deal. And we also agreed on sales partner, the splits of milestone payments for further sales partnering.

Aaron Reames  — A.G. Edwards - Analyst

Okay, thank you. For Genzyme, I know this is early days, but I’m sure you have thought through future clinical development plans. And I wondered if you could comment on taking clofarabine forward in multiple sclerosis since we have seen a cladrabine Phase II study reinitiated with the oral version, and then maybe talk about your thought on psoriasis and some of these other autoimmune indications.

Mark Enyedy  — Genzyme Corporation - General Manager, Oncology

I think we have been encouraged by the cladrabine data and are evaluating Clo from a preclinical standpoint. But in terms of definitive clinical plans in autoimmune disease, at present we do not have any clinical studies on the board. Our focus is around oncology. The model that we’ve built is built on oncology. We think that that holds the greatest promise in the nearest term for the drug, both in adult AML as well as myelodysplastic syndromes.

Operator

Sivana Vantage, UBS.

Sivana Vantage, UBS

Thank you very much for taking my call. This question is more for Chris. Chris, can you just explain to me some of the reasons why you felt now was the right time?

Chris Wood  — Bioenvision, Inc. - Chairman and CEO

I think the time is right now because we have the products approved both in the U.S. and in Europe. Both Genzyme and Bioenvision were looking to increase the market potential through the adult AML we filed in Europe, as you know, but it requires a very significant build-out of our infrastructure in order to support that and make the best use of the product and to maximize the potential. Genzyme has that and has that infrastructure. With their resource and expertise, this can really make a difference in expanding the market for clofarabine on a global basis. They have the infrastructure; we would have to build it. So this seems to be the inflection point, the right time to do it for clofarabine and to make the best advantage of it.

Sivana Vantage, UBS

And a quick follow-up — was there anyone else who might have been a potential partner that might have been in play at all verses basically just you or Genzyme.

Chris Wood  — Bioenvision, Inc. - Chairman and CEO

It would not be appropriate for me to comment on that at this stage, I don’t think.

Sivana Vantage, UBS

Thank you. Congratulations, by the way.

Operator

Jim Reddoch, FBR.

Jim Reddoch  — FBR - Analyst

I suppose this may be for Genzyme, but the question is, is your guidance about the time to breakeven and time to accretion, does that assume a year-end 2007, calendar ‘07 approval for clofarabine in Europe in adult AML? And secondly, what level of sales are you picturing when you say accretive in 2009 — like, are we getting anywhere close to that $600 million peak that you had specified? Thanks.

Henri Termeer  — Genzyme Corporation - Chairman

The product approval we are projecting along the lines of the U.S. product approval at the end of 2008. That is when we expect the global approval to occur. That is somewhat more conservative than the expectations may have been around the European approval. But we’re taking into account all things that we would like to bring together for the strongest label.

This is very much a situation where a very strong, well-supported label is enormously additive in commercialization, from a failure point of view, from a speed point of view, and that is generally the way that we look at things. We ought to have as complete a picture as possible to make sure that we have commercialization that is sustainable and growing over time.

So by 2009, the AML indication ought to be available on a global basis. That is really when we start to expand in a material way from the current, much smaller indication in the pediatric leukemia side. So we don’t expect to be at $600 million in 2009. It would be nice if we were. The way that we talk about 2009 for these three indications — ALL, AML adult, and MDS — is we think about that in a 10-year timeframe.

Next question.

Operator

Mark Schoenebaum, Bear Stearns.

Mark Schoenebaum  — Bear Stearns - Analyst

Okay, great. Thanks for taking my follow-up. I was wondering if you could, if you were willing to — I don’t know if you’re willing to do this — if you could break down that $600 million in peak sales by indication, if you could give us any color like that?

Henri Termeer  — Genzyme Corporation - Chairman

Mark, you answered your own question very well. It is too great a detail to go into at this moment.

Mark Schoenebaum  — Bear Stearns - Analyst

And then maybe just one more question — can you talk about the timing of share buybacks and how you are planning on financing this deal? Do you think you’re going to need new debt, or are you just going to use cash on hand?

Henri Termeer  — Genzyme Corporation - Chairman

Mike Wyzga, our CFO, will answer that question.

Mike Wyzga  — Genzyme Corporation - CFO

The Board of Directors authorized the $1.5 billion or 20 million shares over a three-year period, so under the guidelines of what the Board mandated, we will be in the market from time to time. It’s a proprietary transaction. We will not use — we don’t foresee us using debt in this fashion. As we said in our press release, we would use it from operating cash. Recall last quarter, Q1 of 2007, or on the last quarter, we generated somewhere around $230 million of operating cash. So I think we’re in pretty good shape for that. We do have $1.5 million in cash on our balance sheet.

Henri Termeer  — Genzyme Corporation - Chairman

This transaction is financed out of current cash reserves.

Operator

Ling Wang, Rodman & Renshaw.

Ling Wang  — Rodman & Renshaw - Analyst

This is Ling on behalf of Ren. Thank you for taking my question. I was wondering whether you can maybe expand — the multiple for the transaction. I think you mentioned $600 million peak sales, and how many percentage of that will be coming from Europe? And just comment on what is your valuation methodology.

Duke Collier  — Genzyme Corporation - EVP

Mark, do you want to speak to that?

Mark Enyedy  — Genzyme Corporation - General Manager, Oncology

Just overall, I think our expectation at this point is that somewhere between 40% and 50% of the revenue will come from outside of the U.S. on a go-forward basis. As I said, the rest of world will trail the U.S., at least initially, but I think our view is that with our current infrastructure and what we can build, that we can accelerate that and again get to a picture where a substantial portion of the revenue is coming from outside.

Ling Wang  — Rodman & Renshaw - Analyst

What is the multiple you’re using for the transaction? Can you comment on that?

Mark Enyedy  — Genzyme Corporation - General Manager, Oncology

I can’t.

Operator

Chris Raymond, Robert W. Baird & Company.

Chris Raymond  — Robert W. Baird & Company - Analyst

As long as it is fair game to ask questions on the share buyback program, I thought I would just sneak one in here. Henri, I thought I interpreted comments to a question that was asked at your analyst meeting, and there was a little bit of a bias against share buybacks, that you would rather use continuing operations or cash flow from operations to fund business development activities and sort of invest in the business. Did I interpret your comments to that question wrongly, or is this maybe a little bit of a change from that commentary?

Mike Wyzga  — Genzyme Corporation - CFO

This is Mike Wyzga. I will speak for the comments. I think as we have talked about in the past, we look at all of our opportunities and we’re very opportunistic with our stock buybacks, as well as acquisitions, as well as the cash on our balance sheet. We think the cash on our balance sheet is a strategic lever. However, when you are generating some of the cash that we’re currently generating, obviously you have to sort of review those positions. We have $1.5 billion of cash on our balance sheet, and we continue to generate more. We will continue to be opportunistic, but I think at this particular point, we can do both. So I don’t think we want to cut off our nose to spite our face based upon — we really have to talk about this historically.

Chris Raymond  — Robert W. Baird & Company - Analyst

Fair enough, thanks.

Operator

Alan Kessler, Ardmon Capital.

Alan Kessler  — Ardmon Capital - Analyst

Yes, a follow-up to some of the earlier questions regarding valuation methodologies. I would like to understand how you got to the $345 million acquisition price.

Mark Enyedy  — Genzyme Corporation - General Manager, Oncology

So here at Genzyme, we put together a discounted cash flow model. That model makes assumptions about revenue per patient and penetration into the relevant patient populations, in particular adult AML and myelodysplastic syndromes. From that, we used a discount rate, and that generated a net present value, and then ultimately this is a negotiation between two independent parties to arrive at a share price.

Alan Kessler  — Ardmon Capital - Analyst

And does that model use a $600 million peak revenue base?

Mark Enyedy  — Genzyme Corporation - General Manager, Oncology

Yes. So the $600 million is an aggregate of the U.S. revenue, together with the revenues outside of the U.S. So what we are saying is when you look at the key regions around the globe, to include the U.S., we are estimating that this product over a 10-year life cycle will get to about roughly $600 million.

I should add that in conjunction with these discussions, we — both groups deploy third-party advisors, in particular investment bankers, to pressure-check some of the assumptions that we used, the discount rates that are applied, the volatility, all of those things. And there are sensitivities applied here, all of which generate a range of value, and that is the basis for our negotiation. So that is about what I can add to this.

Operator

There are no further questions at this time.

Duke Collier  — Genzyme Corporation - EVP

All right. Thank you, operator. Thanks, everyone, for being on. This transaction, which we’re very excited to announce this morning, is one more in a series of very specific, deliberate steps that we are taking at Genzyme to build a formidable hematology/oncology business, and it falls on the heels of the recent AnorMED acquisition, our prior acquisition of ILEX, of Impath, of SangStat. So we are extremely excited about the active molecules that we have in the market and in the clinic, all early in their lives, and we look forward to continuing to build that business and share our progress with you.

Chris, any last comments before we stop?

Chris Wood — Bioenvision, Inc. - Chairman and CEO

No, I agree with all of those sentiments, Duke. This is a good transaction for both companies, and it is a very good transaction for the products.

Duke Collier — Genzyme Corporation - EVP

Thank you very much, everyone, for being on, and we will sign off now and wish everyone a good day.

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Important Information About the Tender Offer

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Bioenvision stock. Genzyme has not commenced the tender offer for shares of Bioenvision stock described in this communication. Upon commencement of the tender offer, Genzyme will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Bioenvision will file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9.  Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov, or from Genzyme by directing a request to Genzyme, 500 Kendall Street, Cambridge, MA 02142, Attention: Sally Curley, Investor Relations, (617) 768-6140, or from Bioenvision, Inc., 345 Park Avenue, 41st Floor, New York, New York 10154, Attention: James Scibetta, chief financial officer.

In connection with the proposed transactions contemplated by the definitive agreement between Genzyme and Bioenvision, Bioenvision and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Bioenvision stockholders in connection with such proposed transactions.  Information about Bioenvisions’s directors and executive officers is available in Bioenvision’s proxy statement for its 2006 annual meeting of stockholders, as filed with the SEC on October 20, 2006.

Safe Harbor Statement

Statements in this communication may contain, in addition to historical information, certain forward-looking statements  All statements included in this communication concerning activities, events or developments that Bioenvision expects, believes or anticipates will or may occur in the future are forward-looking statements.  Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Bioenvision’s business will have been adversely impacted during the pendency of the tender offer.  Additional information on these and other risks, uncertainties and factors is included in Bioenvision’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.